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SEC FILE NUMBER
8-00099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Associated Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

433 Main Street
(No. and Street)

Green Bay (City) WI (State) 54301 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael David Kuipers (Name) (952) 912-5280 (Area Code – Telephone Number) david.kuipers@associatedbank.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wipfli LLP
(Name – if individual, state last, first, and middle name)

7000 Central Parkway, NE, Ste 1000 (Address) Atlanta (City) GA (State) 30328 (Zip Code)

09/18/2003 (Date of Registration with PCAOB)(if applicable) 344 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael David Kuipers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Assoicated Investment Services, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ADAM M BELZER
Notary Public
Minnesota
My Commission Expires JANUARY 31, 2029

Signature: [signature]

Title:
AIS President and CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Associated Investment Services, Inc.
Green Bay, Wisconsin

Opinion on the Financial Statements
We have audited the statement of financial condition of Associated Investment Services, Inc. (the Company) as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The supplemental information contained in (Schedule I, Computation of Net Capital under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption), collectively, the "Supplemental Information"), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or

the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

We have served as the Company's auditor since 2022.

Atlanta, Georgia

March 20, 2025

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS:

Cash and cash equivalents	$	10,346,203
Securities owned		8,658,534
Accounts receivable		1,082,091
Prepaid assets		155,518
Deposit with clearing broker		200,000
Software programs, net		86,290
Supplementary employee retirement plan (SERP) assets		1,566,261
Pension (RAP) asset		6,370,804
Total assets	$	28,465,701

LIABILITIES:

Accrued personnel expense	$	1,007,019
Dividends payable		750,000
Accounts payable		37,477
Income tax payable, net		882,771
Deferred tax liabilities, net		919,447
SERP liabilities		1,566,261
Other liabilities		545,146
Total liabilities		5,708,121

STOCKHOLDER'S EQUITY:

Common stock (Par value of $100 per share, authorized 1,000 shares, issued and outstanding 480 shares)		48,000
Surplus		5,298,117
Retained earnings		17,411,463
Total stockholder's equity		22,757,580
Total liabilities and stockholder's equity	$	28,465,701

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE:

Investment advisory fees	$	11,145,364
Annuity and insurance commission revenue		7,980,707
Commissions		2,555,646
Security issue referral fees		2,121,476
Interest and dividends		330,802
Other revenue		143,063
Total revenue		24,277,058

EXPENSE:

Personnel		13,185,655
Management and administrative fees		2,214,493
Occupancy and equipment		849,020
Technology		783,812
Clearance fees paid to broker-dealer		174,133
Business development and advertising		115,844
RAP valuation and actuarial benefit		(702,763)
Other expense		121,958
Total expense		16,742,152
Income before income tax expense		7,534,906
Income tax expense		1,865,435
Net income	$	5,669,471

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock		Surplus	Retained Earnings	Total
	Shares	Amount			
Balance December 31, 2023	480	$ 48,000	$ 5,298,117	$14,741,992	$20,088,109
Net income	—	—	—	5,669,471	5,669,471
Dividends	—	—	—	(3,000,000)	(3,000,000)
Balance December 31, 2024	480	$ 48,000	$ 5,298,117	$17,411,463	$22,757,580

See accompanying notes to financial statements.


ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024


CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	5,669,471
Adjustments to reconcile net income to net cash provided by operating activities:		
Software amortization		267,490
Increase in accounts receivable, net		(300,510)
Decrease in prepaid assets		84,711
Increase in RAP asset		(618,422)
Increase in SERP assets		(244,233)
Increase in accrued personnel expense		48,055
Increase in income tax payable		379,849
Decrease in deferred tax liabilities, net		(83,589)
Increase in SERP liabilities		244,233
Decrease in other liabilities		(258,364)
Net cash provided by operating activities		5,188,691

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of securities		(3,741,171)
Net cash used in investing activities		(3,741,171)

CASH FLOWS FROM FINANCING ACTIVITIES:

Cash dividends paid		(2,250,000)
Net cash used in financing activities		(2,250,000)
Net decrease in cash and cash equivalents		(802,480)
Cash and cash equivalents at beginning of year		11,148,683
Cash and cash equivalents at end of year	$	10,346,203

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for income taxes	$	1,569,175
Cash dividends payable		750,000

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies follow.

Principal Business Activity

Associated Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Associated Trust Company, N.A. (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), with its principal place of business located in Green Bay, Wisconsin. The Parent is a wholly owned subsidiary of Associated Bank, N.A. (the "Bank") which is wholly owned by Associated Banc-Corp (the "Corporation").

The Company acts as an introducing broker which (a) clears transactions on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer, (b) effects securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent, and (c) refers securities transactions to other broker-dealers.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract with the Company's customer are satisfied. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. The Company does not have any material significant payment terms, as payment is received at or shortly after the satisfaction of the performance obligation.

Revenue from contracts with customers includes commissions, fee revenue, security issue referral fees, and annuity and insurance commissions revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company did not have any contracts where multiple performance obligations were identified.

Using the practical expedient, for contracts with a term of one year or less, the Company recognizes incremental costs of obtaining those contracts as an expense when incurred.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

The following table disaggregates the Company's revenue by major source for the year ended December 31, 2024.

Commissions		
Investment company products and 12b-1 fees	$	2,359,993
Security transactions		195,653
Total commissions		2,555,646
Asset management fees and other fee revenue		
Investment advisory fees, net		11,145,364
Fee revenue clearing broker		42,919
Security issue referral fees		2,121,476
Total fee revenue		13,309,759
Annuity and insurance		
Annuity products		7,877,133
Insurance products		73,245
Mortgage loan insurance		30,329
Total annuity and insurance revenue		7,980,707
Revenue (in-scope of Topic 606)(a)		23,846,112
Revenue (out-of-scope of Topic 606)(a)		430,946
Total Revenue	$	24,277,058

(a) Accounting Standards Codification Topic 606 - Revenue from contracts with customers ("Topic 606")

The following revenue streams are in scope of Topic 606:

Commissions	Commissions are charged to client securities accounts for transaction-based brokerage services such as mutual fund and stock transactions and 12b-1 fees resulting from the sale of investment company products. Revenue for customer security transactions is recognized at the trade date which is when the performance obligation is satisfied. The Company's performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred to/from the customer.
Annuity and insurance revenue	The performance obligation for annuities is satisfied upon sale of the annuity, and therefore, the related revenue is primarily recognized at the time of sale. The Company's performance obligation is satisfied upon the sale of the annuity because that is when the underlying annuity is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.
	Insurance revenue is made up of life and mortgage insurance commissions. The performance obligation for life insurance is satisfied as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. The Company's performance obligation is satisfied on that date because that is when the underlying life insurance product is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.
	Mortgage loan insurance revenue is recognized over the life of the policy as the performance obligation is related to the on-going servicing of the policy. The Company's performance obligation for mortgage insurance services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.
Investment advisory fee	The Company's performance obligation for investment advisory services and retirement services is generally satisfied, and the related revenue recognized, over the period in which the services are provided. The Company's performance obligation for providing the advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. This revenue is recorded net of servicing fees charged by the portfolio manager.
Fee revenue clearing broker	The fee received from the clearing broker for each investment transaction is recognized on the trade date by fulfilling the sole performance obligation when the trade is executed. The Company's performance obligation for clearing broker fee revenue is satisfied at trade execution because at that time the customer has obtained control of the asset and there are no additional clearing broker fees received for continued servicing on any security product bought or sold.
Security issue referral fees	The performance obligation for security issue referrals is satisfied upon the consummated transaction of the referred customer, and the revenue is recognized at that time. The Company's performance obligation is satisfied upon the consummation of the transaction because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Interest and dividends and other non-customer contract-based revenue are out of the scope of Topic 606.

Cash and Cash Equivalents

The Company considers cash and interest-bearing deposits with other financial institutions to be cash and cash equivalents.

Securities Owned

Marketable securities are reported at fair value. Interest and dividends earned on these securities are included within interest and dividends in the Statement of Income. Realized and unrealized gains or losses recognized are recorded within other revenues in the Statement of Income.

Fixed Assets

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease. Maintenance and repair costs are charged to expense as incurred. As of December 31, 2024, all of the Company's fixed assets were fully depreciated.

Software is stated at cost less accumulated amortization and is amortized on a straight-line basis, typically over a 5-year period.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Corporation. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Corporation.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Stock-Based Compensation

The Company recognizes compensation expense for the fair value of stock options and restricted stock awards on a straight-line basis over the vesting period of the grants. Expenses related to stock options and restricted stock awards are fully recognized on the date the colleague meets the definition of normal to early retirement. Compensation expense recognized is included in personnel expense in the Statement of Income. See Note 9 for additional information on stock-based compensation.

NOTE 2   ACCOUNTS RECEIVABLE AND PAYABLE

Amounts include receivables from and payables to the broker/dealer and clearing organization, consisting of fees and commissions receivable, and the related charges of customer transactions cleared through another broker/dealer on a fully disclosed basis. Accounts receivable also include revenue that has been earned and not yet received. Significant accounts receivables and payables for security issue referral fees receivable, receivables from the clearing organization, and payables to the clearing organization were $672 thousand, $254 thousand, and $37 thousand, respectively.

NOTE 3   INCOME TAXES

Income tax expense for the year ended December 31, 2024 consists of the following.

CURRENT:		
Federal	$	1,929,276
State		19,748
Total current		1,949,024
DEFERRED:		
Federal		(64,429)
State		(19,160)
Total deferred		(83,589)
Income tax expense	$	1,865,435

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The major differences that give rise to the deferred tax assets and liabilities for the year ended December 31, 2024 are as follows.

DEFERRED TAX ASSETS:

Accrued liabilities	$	137,430
Deferred compensation		764,295
Total deferred tax assets		901,725

DEFERRED TAX LIABILITIES:

Prepaid expenses		(7,548)
Fixed assets		(77,896)
Deferred RAP costs		(1,735,728)
Total deferred tax liabilities		(1,821,172)
Deferred tax liabilities, net	$	(919,447)

The effective tax rate differs from the statutory federal tax rate. The major reasons for this difference in 2024 are as follows.

Federal income tax rate at statutory rate	21.0 %
Changes resulting from:	
State income taxes (net of federal income taxes)	6.2 %
Other	(2.4)%
Effective income tax rate	24.8 %

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets as of December 31, 2024 is dependent upon the Company's ability to generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income (both of the Company and the consolidated/combined group within which the federal and state tax returns are filed), and, if necessary, tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets as of December 31, 2024. No valuation allowance has been recorded as of December 31, 2024.

It is the Company's policy to provide for uncertainty in income taxes and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Any such interest or penalties related to unrecognized tax benefits is recognized in income tax expense. The Company has not provided for any uncertainty in income taxes as of December 31, 2024. As such, no accrued tax interest or penalties have been recognized by the Company during 2024.

The Company is included in or files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Corporation's federal income tax returns are open and subject to examination from the 2021 tax return year and forward. The years open to examination by state and local government authorities varies by jurisdiction.

NOTE 4   EMPLOYEE BENEFITS

Substantially all full-time employees of the Company are covered under the noncontributory defined benefit RAP of the Corporation. Under the RAP, the Company is allocated a portion of the RAP expense and contributions to the RAP based on the employees' level of compensation, and the benefit obligation is recognized by the Bank. The RAP was in an overfunded position throughout 2024, resulting in service costs of $84 thousand included in personnel expense and a benefit of $703 thousand from the return on RAP assets included in the RAP valuation and actuarial benefit caption on the Statement of Income for the Company's share of RAP expense (income) for 2024.

Substantially all full-time employees of the Company are covered under the 401(k) and Employee Stock Purchase Plan (collectively, the Savings Plan) of the Corporation, and employees may make pre-tax contributions up to certain IRS dollar limits. Total expense related to the Company's contributions to the Savings Plan was $505 thousand in 2024, included in personnel expense on the Statement of Income.

NOTE 5   COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space from the Bank and its various entities under operating lease arrangements that are cancellable in the short term by either party. Lease payments are determined annually based upon base rents, other operating costs and occupied square footage. Rent expense, included in occupancy and equipment on the Statement of Income, for all related-party operating leases, totaled $849 thousand in 2024. There are no long-term lease obligations.

The Company may be party to various pending and threatened legal proceedings in the normal course of business activities. Because the Company cannot state with certainty the range of possible outcomes or plaintiffs' ultimate damage claims, management cannot estimate the timing or specific possible loss or range of loss that may result from these proceedings. Management believes, based upon current knowledge, that liabilities arising out of any such current proceedings will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

NOTE 6   RELATED PARTY TRANSACTIONS

Given the ownership structure of the Company outlined in Note 1, the Company is engaged in the following related party transactions:

The Company maintained a balance of $10.3 million of cash and cash equivalents at the Bank as of December 31, 2024.

As of December 31, 2024, the Company had a $750 thousand dividend payable to the Parent.

The Company paid management and administrative fees of $2.2 million in 2024 to affiliates. Management and administrative fees include key shared functions such as: human resources, finance, risk management, operations, technology, and business development.

The Company received payment for the services of shared employees of $178 thousand from affiliates.

The Company also is included in the Corporation's income tax policies as discussed in Note 1 and Note 3, incurs pension and profit-sharing plan expense allocations as discussed in Note 4, has leases and rent expense with the Bank and its various entities as discussed in Note 5, and incurs stock-based compensation expense related to stock options and restricted stock awards related to the common stock of the Corporation as discussed in Note 9.

NOTE 7   OFF-BALANCE SHEET AND CONCENTRATION OF CREDIT

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through a clearing broker/dealer, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker/dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing broker/dealer seeks to control the risks associated with the Company's customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker/dealer monitors the Company's customers' required margin levels daily and, pursuant to such guidelines, require the Company to contact the Company's customers to deposit additional collateral or to reduce positions when necessary.

NOTE 8   NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The required minimum net capital for the Company is the greater of $50 thousand or 6 2/3% of aggregated indebtedness. Regulations also require that equity capital may not be withdrawn or cash dividends paid if the aggregate indebtedness to net capital exceeds 10 to 1. As of December 31, 2024, the Company had net capital as defined under regulatory capital requirements of $4.6 million which was $4.3 million in excess of its required net capital of $319 thousand. The Company's ratio of aggregate indebtedness to net capital ratio was 1.03 as of December 31, 2024.

NOTE 9   STOCK-BASED COMPENSATION

Employees of the Company may receive grants of stock options and restricted stock awards related to the common stock of the Corporation. Expense related to such stock-based compensation is included in personnel expense on the Statement of Income.

The Company recognizes expense for stock-based compensation using the fair value method of accounting. The fair value of stock options granted for common stock of the Corporation is estimated on the date of grant using a Black-Scholes option pricing model, while the fair value of restricted stock awards of the common stock of the Corporation is the fair market value on the date of grant. The fair value of stock options and restricted stock awards is amortized as personnel expense on a straight-line basis over the vesting period of the grants.

Assumptions are used in estimating the fair value of stock options granted. The weighted average expected life of the stock option represents the period of time that stock options are expected to be outstanding and is estimated using historical data of stock option exercises and forfeitures. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on the implied volatility of the Corporation's stock.

A summary of the Company's stock option activity for 2024 is presented below.

STOCK OPTIONS:	Shares	Weighted Average Exercise Price
Outstanding as of January 1, 2024	42,712 $	20.44
Exercised	(7,426)	17.50
Outstanding as of December 31, 2024	35,286	21.05
Options exercisable as of December 31, 2024	35,286 $	21.05

A summary of the Company's restricted stock awards activity for 2024 is presented below.

RESTRICTED STOCK AWARDS:	Shares		Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2024	14,829	$	22.49
Granted	5,447		20.64
Vested	(5,809)		21.64
Outstanding as of December 31, 2024	14,467	$	22.13

The Company recognized compensation expense of $1 thousand and $154 thousand during 2024 for the vesting of stock options and restricted stock awards, respectively. As of December 31, 2024, the Company had no unrecognized compensation expense related to stock options and $173 thousand of unrecognized compensation expense related to restricted stock awards that are expected to be recognized over the remaining requisite service periods that extend predominantly through the first quarter of 2028.

NOTE 10   FAIR VALUE MEASUREMENTS

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input in the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Below is a brief description of each fair value level.

Level 1 inputs Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity.

There have been no changes in the valuation methodologies from those used as of December 31, 2023, and there have been no transfers between the fair value levels.

As of December 31, 2024, the Company holds $8.7 million in a money market account which is considered a level 1 investment.

NOTE 11   RECENT DEVELOPMENTS

Management has evaluated subsequent events for potential recognition or disclosure through March 20, 2025, the date the financial statements were available to be issued.

On February 5, 2025, the Company declared $750 thousand in dividends and paid those dividends on February 14, 2025.

No additional subsequent events were identified.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

Computation of Net Capital Under Rule 15c3-1
December 31, 2024

NET CAPITAL:

Total stockholder's equity		$ 22,757,580
Deductions and/or charges:		
Total non-allowable assets	17,859,241	
Other deductions and/or charges	90,533	
Total deductions and/or charges		(17,949,774)
Haircuts on securities positions pursuant to Rule 15c-3-1(f)		(173,171)
Net capital		$ 4,634,635

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Total aggregate indebtedness liabilities	$	4,788,674
Percentage of aggregate indebtedness to net capital		103.32

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of aggregate indebtedness)		319,245
Minimum dollar net capital requirement		50,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)		319,245
Excess net capital		4,315,390
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	4,155,768

There is no material difference between the computation of net capital above and that reported by the Company in the December 31, 2024, Part II A (unaudited) of Form X-17A-5 filed on January 24, 2025 and amended on March 11, 2025.

See accompanying report of independent registered public accounting firm.

Schedule II

Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption)
December 31, 2024

The Company claims exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073. The Company clears transactions through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. The Company also effects securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and refers securities transactions to other broker-dealers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption)
December 31, 2024

The Company claims exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073. The Company clears transactions through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. The Company also effects securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and refers securities transactions to other broker-dealers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.